SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at March 22, 2007

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 22, 2007

Print the name and title of the signing officer under his signature.

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    Ste.1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON PLACES ORDERS FOR US$10 MILLION OF
MAJOR PROCESS EQUIPMENT FOR CAMPO MORADO
All major mill equipment for the G-9 mine now purchased

March 22, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd., (TSX:FAN) ("Farallon " or "the Company") is pleased to announce that fixed price purchase orders have now been placed for all grinding mills, flotation cells, flotation blowers, concentrate thickeners and concentrate filters required for the 1,500 tonnes per day (tpd) zinc process plant planned for the Company's G9 Project, in Guerrero State, Mexico. The 1500 tpd mill is also designed to produce copper, gold, silver and lead byproducts.

The total value of equipment purchased is approximately US$10 million, representing roughly 45% of the total estimated value of all process equipment required for the 1500 tpd mill. All purchases are for new equipment and are confirmed orders at fixed prices with specified delivery dates. Equipment manufacturers involved include Farnell-Thompson Applied Technologies Inc., Metso Minerals Ltd and Dorr-Oliver Eimco.

Detailed mill and process plant engineering is being carried out by M3 Engineering & Technology Corporation, Tucson, Arizona and is now approaching 20% completion and is on schedule.

Farallon recently completed a debt financing arrangement with UK based NM Rothschild & Sons Ltd., which - amongst other conditions - provided a bridge loan facility which could be used to finance fixed assets such as those indicated above.

Dick Whittington, CEO of Farallon, said: "I am extremely pleased that our processing team has moved so quickly to secure these key items of mill equipment. The placement of the latest purchase orders now completes the procurement of all the major items of process equipment required for the mill at G-9. The fixed price and delivery terms provide us with increased confidence that our overall estimate of project capital costs will be met and in our ability to meet the mill commissioning start-up date in July, 2008."

Farallon Resources Ltd. is an international exploration and development company listed on the Toronto Stock Exchange.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington, President and CEO
Farallon Resources Ltd.

No regulatory authority has either approved or disapproved of the contents of the news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, preparation of all necessary engineering for underground mining and processing facilities as well as the completion of the financing arrangements to fund these objectives as well as funding mine construction. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.